SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

MAMMOTH ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

56155L108

(CUSIP NUMBER)

Keri Crowell

Chief Financial Officer

3001 Quail Springs Parkway

Oklahoma City, Oklahoma 73134

405-252-4517

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 56155L108	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gulfport Energy Corporation 73-1521290
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,176,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,176,332
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,176,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D is being filed with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Mammoth Energy Services, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is:

Mammoth Energy Services, Inc.

14201 Caliber Drive Suite 300

Oklahoma City, Oklahoma

Item 2.	Identity and Background

(a)    This Schedule 13D is filed by and on behalf of Gulfport Energy Corporation, a Delaware corporation (the “Reporting Person”).

(b)    The address of the principal business office of the Reporting Person is 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134.

(c)    The Reporting Person is an independent oil and natural gas exploration and production company.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.

(f)    The reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds

On June 5, 2017, the Reporting Person received 2,098,137 shares of Common Stock (the “Issued Stock”) from the Issuer as consideration for the Reporting Person’s contribution of its membership interests in Sturgeon Acquisitions LLC (which owns Taylor Frac, LLC, Taylor Real Estate Investments, LLC and South River Road, LLC), Stingray Energy Services LLC and Stingray Cementing LLC (collectively, the “Contributed Interests”) pursuant to three contribution agreements (the “Contribution Agreements”), each dated as of March 20, 2017, and as amended and restated on May 12, 2017, by and among the Reporting Person, the Issuer and certain other contributors party thereto (which Contributions Agreements were included as Exhibits A-1, A-2 and A-3, respectively, to the Issuer’s definitive information statement on Schedule DEFM14C filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2017, and are incorporated herein by reference).

Item 4.	Purpose of the Transaction

The information contained in Item 3 above is incorporated herein by reference.

The purpose of the acquisition of the Issued Stock by the Reporting Person was for investment, and the acquisition of the Issued Stock was made in the ordinary course of business. The Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of the Common Stock it owns depending upon an ongoing evaluation of prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as contemplated by the Investor Rights Agreement (described in more detail in Item 6 below), providing the Reporting Person, among other things, with certain registration rights, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)    As of February 14, 2018, the Reporting Person may be deemed to beneficially own 11,176,332 shares of Common Stock, which represents approximately 25.1% of the outstanding shares of Common Stock (on the basis of the number of shares of Common Stock outstanding (44,502,223 shares) as of November 7, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2017).

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Gulfport Energy Corporation	11,176,332	0	11,176,332	0

(c)    Not applicable.

(d)    No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issued Stock.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Investor Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer and the Reporting Person entered into an investor rights agreement (the “Investor Rights Agreement”), dated as of October 19, 2016 (which is incorporated herein as Exhibit 99.1). Pursuant to the Investor Rights Agreement, the Reporting Person was granted certain demand and “piggyback” registration rights, certain information rights and the right to nominate one of the Issuer’s directors for so long as the Reporting Person owns 10% or more of the Issuer’s outstanding Common Stock. Such nominee, if elected to the Issuer’s board of directors, is also entitled to serve on each committee of the board of directors if he or she satisfies the independence and other requirements for service on the applicable committee. So long as the Reporting Person has the right to designate a nominee to the Issuer’s board of directors and there is no such nominee actually serving as one of the Issuer’s directors, the Reporting Person has the right to appoint one individual as an advisor to the Issuer’s board of directors who shall be entitled to attend board and committee meetings.

Assignment of Common Stock

Under the terms of his employment with the Reporting Person, Paul Heerwagen, one of the Issuer’s directors, assigned to the Reporting Person all restricted stock units (the “RSUs”) and other equity granted to him under the Issuer’s equity incentive plan. As of the date hereof, an aggregate of 9,580 RSUs was assigned to the Reporting Person by the directors of the Issuer that were nominated by the Reporting Person, of which (i) 4,445 RSUs have vested and are included as beneficially owned by the Reporting Person on this Schedule 13D, (ii) 2,222 RSUs will vest on October 19, 2018 and (iii) 2,913 RSUs will vest on the earlier of June 8, 2018 and the date of the Issuer’s 2018 Annual Meeting of Stockholders.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Investor Rights Agreement, dated October 12, 2016, by and between Mammoth Energy Services, Inc. and Gulfport Energy Corporation (incorporated by reference to Exhibit 4.2 to Mammoth Energy Services, Inc.’s Current Report on Form 8-K (File No. 001-37917), filed with the SEC on November 15, 2016).

Exhibit 99.2	Amended and Restated Contribution Agreement, dated May 12, 2017, by and among MEH Sub LLC, Wexford Offshore Sturgeon Corp., Gulfport Energy Corporation, Rhino Exploration LLC, Mammoth Energy Partners LLC and Mammoth Energy Services, Inc. (incorporated by reference to Exhibit A-1 to Mammoth Energy Services, Inc.’s definitive information statement on Schedule DEFM14C filed with the SEC on May 15, 2017).

Exhibit 99.3	Amended and Restated Contribution Agreement, dated May 12, 2017, by and among MEH Sub LLC, Wexford Offshore Stingray Energy Corp., Gulfport Energy Corporation, Mammoth Energy Partners LLC and Mammoth Energy Services, Inc. (incorporated by reference to Exhibit A-2 to Mammoth Energy Services, Inc.’s definitive information statement on Schedule DEFM14C filed with the SEC on May 15, 2017).

Exhibit 99.4	Amended and Restated Contribution Agreement, dated May 12, 2017, by and among MEH Sub LLC, Wexford Offshore Stingray Pressure Pumping Corp., Gulfport Energy Corporation, Mammoth Energy Partners LLC and Mammoth Energy Services, Inc. (incorporated by reference to Exhibit A-3 to Mammoth Energy Services, Inc.’s definitive information statement on Schedule DEFM14C filed with the SEC on May 15, 2017).

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

GULFPORT ENERGY CORPORATION

By:	/s/ Keri Crowell
Name:	Keri Crowell
Title:	Chief Financial Officer